Patriot Coal Corporation 12312 Olive Boulevard St. Louis, Missouri 63141 314.275.3600 www.patriotcoal.com

March 2, 2012

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Patriot Coal Corporation Form 10-K for Fiscal Year ended December 31, 2010 Filed February 25, 2011 Response Letter dated November 14, 2011 File No. 1-33466

Dear Mr. Hiller:

On behalf of Patriot Coal Corporation (the “Company”), I am writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated January 13, 2012, related to the above-referenced Form 10-K for the fiscal year ended December 31, 2010.

As discussed on our conference call on February 7, 2012, except for your request for maps and other supplemental materials included herein as Annex A, or as otherwise noted, we have limited our responses to our Apogee (Logan County) mining complex. We request that the supplemental materials included in Annex A hereto be returned by the Staff pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, upon completion of the Staff’s review.

The Apogee mining complex has five outfalls with selenium water treatment requirements that are spread across two surface mining areas within the Apogee mining complex.  Water discharges from these outfalls are authorized under the National Pollutant Discharge Elimination System (NPDES) permits issued by the West Virginia Department of Environmental Protection (WVDEP) for these mines.  The mining and reclamation activities at these mining areas are governed by a separate permit also issued by the WVDEP.  The NPDES and mining permits cover the same geographic area and an operator must hold both permits to operate a surface mine in West Virginia.  Because the selenium discharge limits that Apogee is required to meet are contained in the NPDES permits, we will refer to the two mining areas by their NPDES permit numbers throughout this response for ease of reference.

These permits and outfalls at Apogee are representative of our total population of outfalls and our accounting for selenium water treatment. Of these five outfalls, we have been required to install a single Fluidized Bed Reactor (FBR) water treatment facility for three outfalls and we have installed Zero Valent Iron (ZVI) tanks at two outfalls.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter and have provided our response immediately below each comment.

Form 10-K for Fiscal Year ended December 31, 2010

Note 25 - Commitments and Contingencies, F-33

September 1, 2010 U.S. District Court Ruling, page F-35

1.   We have read your responses to prior comments 1 and 2 concerning the FBR water treatment facilities that you are required to install.  We would like to better understand your view of the accounting required for the costs of building and operating these facilities. Please address the following points.

•
You indicate that you have adjusted your rock removal practices with the intent of decreasing or eliminating the amount of selenium-bearing rock that is exposed to water and consequently the amount of selenium subsequently discharged. Please explain how you have adjusted your rock removal practices to accomplish this objective; the manner by which your methods have changed should be clear.

Response:  After a draft Environmental Impact Statement on Mountaintop Mining/Valley Fills (EIS) was issued by a consortium of federal agencies and the WVDEP in 2003 that indicated that the water quality standard (WQS) for selenium could be violated near mining operations, the WVDEP began including selenium limits in NPDES permits for coal mining operations that it determined had a reasonable potential to discharge selenium at concentrations that would violate the WQS. For permits being issued that included new discharge outfalls, immediate end-of-pipe selenium discharge limits of 4.7 micrograms per liter monthly average and 8.2 micrograms per liter daily maximum were assigned.  For existing discharges, “monitor and report only” limits were assigned upon permit renewal and a compliance schedule was included in order to provide time to bring any existing non-compliant discharge outfalls into compliance. The term of each compliance schedule was generally assigned to extend until the next permit renewal date (this period of time will be referred to herein as the “compliance schedule period”). As these compliance schedule periods expired, the 4.7 micrograms per liter monthly average and 8.2 micrograms per liter daily maximum end-of-pipe selenium discharge limits became effective.

The outfalls Patriot acquired in the Magnum Coal Company (Magnum) acquisition were in existence in 2003 when selenium discharge limits were implemented.  In general, permits were subject to the “monitor and report only” limits beginning in 2003 until such time that those permits were renewed and full compliance was required, beginning in 2006. The first of the Magnum permits to receive full compliance requirements was issued in August 2006.

Prior to 2003, Magnum’s practice was to segregate and special handle certain material which had been identified as having the potential to produce non-compliant mine drainage. Selenium was not one of the elements Magnum tested for in the rock strata because selenium had not been identified as a parameter of concern in discharges from coal mining operations.  Some of the potentially selenium-bearing rock was included in the specially-handled material prior to 2003 as a byproduct of that material requiring special handling for other reasons.  The remaining removed material was placed into valley fills and other voids, according to the permitted mine plans, such that selenium-bearing material was mixed with other rocks.  As that material is exposed to water flow from rain and snow, both today and in the future, it leaches selenium. No successful actions were taken to remove this material or otherwise mitigate the leaching of selenium during the compliance schedule period, resulting in “improper use” of the outfalls. As a result, the selenium-bearing material placed in the valley fills and other voids prior to the implementation of selenium discharge limits remains at the outfalls today and the leaching process has resulted in past, present and future selenium levels in discharges at the outfalls that violate the current permit limits.

The WVDEP issued a Selenium Implementation Guidance policy in November 2007 (2007 WVDEP Policy). Magnum (and, subsequently, Patriot) included selenium control plans and material handling plans in all applicable permit applications since November 2007.  Pursuant to the 2007 WVDEP Policy and internal best practices, for all permits and associated mining activity that have occurred since November 2007, samples of each rock stratum are taken to determine if the rock contains selenium at levels that would suggest that disturbing that rock would create a reasonable potential to violate WQS.  When such stratum is identified, it is isolated promptly to minimize weathering and leaching of selenium.  The selenium-laden rock removal practices have changed to include the following:

•	The material is required to be isolated in an area of the mine site that is high and dry, away from any watercourse, and not put in a valley fill;
•	The material is required to be placed on a free draining pad consisting of at least 10 feet of coarse non-toxic material;

•	The selenium-laden material then is required to be isolated – covered with at least 4 feet of impervious material at the surface mine site; and
•
A registered professional engineer or licensed land surveyor is required to certify that the isolated materials were handled and isolated in compliance with the permit application specifications and located geographically on the progress maps.

Magnum (and, subsequently, Patriot) instituted these rock removal procedures as required and trained the operations personnel in the correct methods to identify, segregate and isolate selenium-bearing rock. While these procedures are meant to minimize selenium discharges in areas of new mining activity, the selenium-bearing rock placed in valley fills and other voids prior to 2003 remains and continues to leach selenium when exposed to water flow, causing violations now and in the future.

•
Tell us the physical locations where the FBR facilities will be constructed and describe the proximity of these locations to current and prior mining operations. Similarly, describe the proximity of the outfalls where you planned to install the ZVI facilities to current and prior mining operations.

Response:   All of the 78 outfalls accounted for in purchase accounting are located within active mining complexes. An active mining complex typically includes current and prior mining areas due to the timing of permit issuance and mining progression.

Specifically, the Apogee FBR facility will treat water from three outfalls (NPDES Permit WV1013599 outfalls 001, 002 and 003). We are constructing the FBR facility near outfall 001 and pumping the water from outfalls 002 and 003 (approximately 12,000 and 13,500 feet, respectively) to the facility. The surface mined areas of NPDES Permit WV1013599 have been mostly reclaimed, except for meeting selenium water quality standards. Compliance with water quality standards impacts current and future mining operations as discussed below.

The Apogee ZVI tanks are located adjacent to NPDES Permit WV0099520, outfalls 001 and 011. We locate the water treatment equipment as close to the affected outfall(s) as practicable for efficiency and ease of access.  NPDES Permit WV0099520 was partially reclaimed but subsequently began to receive drainage from a refuse area associated with the complex’s coal preparation plant. Outfall 011 of NPDES Permit WV0099520 continues to receive drainage from portions of the refuse area and an active coal stockpile area near the preparation plant.

See supplemental information maps Nos. 4A and 4B for a depiction of the Patriot-controlled proven and probable coal reserves at the Apogee mining complex relative to these three outfalls.  Supplemental information map No. 4B reflects the outfalls relative to current and prior mining operations. However, map No. 4B does not reflect tons controlled by Patriot through ownership or lease that will be mined in the future, including underground tons which may be located directly below the surface area previously mined. This information is included on map No. 4A.

Due to the nature of the mountainous topography at our mines and the footprint of the FBR facility, it is located farther down the valley where wider construction areas are available. ZVI water treatment tanks are more commonly located in areas adjoining the affected outfalls because they require a significantly smaller amount of evenly graded land.  The areas that drain to four of the five affected Apogee outfalls are not currently receiving new overburden or mining materials from operations at this time. The portion of the refuse area that has not already been reclaimed and that drains to outfall 011 at NPDES Permit WV0099520 is being capped with non-selenium laden rock. However, the portion of NPDES Permit WV0099520 that had previously been reclaimed contains selenium-bearing rock, which continues to leach selenium when exposed to water flow, causing violations now and in the future.

Within a mining complex, active and inactive permitted areas are directly adjacent to each other as well as directly adjacent to areas to be permitted in the future and may have subjacent reserves (located directly below) to be extracted using underground mining methods.  Therefore, as evidenced by outfall 011 of NPDES Permit WV0099520, inactive mining areas can be utilized by active operations even after the original mining (for which the outfall was created) has ceased.  As discussed above, outfall 011 of NPDES Permit WV0099520 continues to receive drainage from active operations today.  As demonstrated in supplemental map No. 4A, the Apogee FBR facility is being constructed near three inactive outfalls but is also centrally located near active and potential, future operations.

The water from rain and snow that flows down the mountain contour to the creeks and rivers below will flow through the selenium-treated areas irrespective of whether or not that specific area is active or not and may flow through several different areas as it makes its way down the mountain side. Due to the topography of the area and the proximity of inactive, active and future operations, it is not practical for accounting purposes to associate water flows occurring within the complex with only a subset of the overall complex. Thus, we look to the life of the entire mining complex to dictate the recovery period of the Apogee FBR assets. Similarly, we would not associate roads, power lines and other infrastructure assets which cross through inactive, active and future areas of the mining complex with only one permitted area for accounting purposes. It is not until mining has ceased in the entire complex that the overall infrastructure assets would need to be fully recovered (or when the individual infrastructure asset reaches the end of its useful life). We measure cash flows at the mining complex level for determining recoverability of long-lived assets, which is the lowest level at which identifiable cash flows are independent of the cash flows of other assets and liabilities.

In order to operate a coal mining complex, we must maintain compliance with NPDES permits. Both the federal Surface Mining Control and Reclamation Act and the West Virginia Surface Coal Mining and Reclamation Act and their implementation regulations establish a system whereby operators and those who control those operators can be prevented from:

•	continuing to mine (West Virginia Code § 22-3-17(a) and (b) and 38 CSR 2-20.3.c and 4);

•	renewing existing permits (30 U.S.C. § 1256(d); West Virginia Code § 22-3-19(a)); and

•	obtaining new permits (30 U.S.C. § 1260(c); West Virginia Code § 22-3-18(c) and 38 CSR 2-3.32.b and c)

if they fail to remedy environmental violations.  The federal and state laws use the authority to cease existing operations, revoke permits, collect on surety bonds, and prevent the renewal of existing permits or the issuance of permits for new mining as a means to compel compliance with regulations.  The authority granted to the regulatory agencies is broad in that uncorrected violations under one permit can result in consequences for an operator under other permits.  In order to continue operating our mining complexes in the normal course of business, we must be in compliance with all of the terms of our permits, including effluent limitations in our NPDES permits (38 CSR 2.-14.5.b – “discharges from areas disturbed by surface mining shall not violate effluent limitations or cause a violation of applicable water quality standards”), or be taking steps to come into compliance.

If we fail to comply with applicable selenium water treatment requirements, even as it relates to reclaimed areas or outfalls, our permits could be revoked or we could be prevented from obtaining future permits for all future mining operations at that complex. Accordingly, we cannot operate the complex without the FBR water treatment assets.

We have other assets that are also considered shared infrastructure which are recoverable throughout the period mining activities are performed, similar to the FBR water treatment assets. For example, when we receive a permit to begin mining at a complex, we begin by constructing and developing the infrastructure to provide access to the coal reserves we control.  Based on the condition of the property, we may have to clear trees and grade dirt; run power and water lines; construct ponds, sediment ditches and refuse impoundments and build roads.  Depending on the weight of the equipment we will need to employ to mine the reserves, we could develop gravel or paved roads.  We may also be required to purchase and plug gas wells on the property and/or to move gas lines in order to access the coal reserves. This infrastructure is critical to the whole mining complex because it enables us to access our primary assets, the coal reserves, over the extensive life of the mine. The cost of constructing and developing these infrastructure assets is recovered over the shorter of the estimated life of the mining complex or the particular asset.

The FBR facility is required infrastructure for the mining complex and we are recovering the cost to build the asset over the time we will mine coal at the Apogee complex. The Apogee mining complex includes approximately 80 million tons of assigned proven and probable coal reserves.  The complex mines between 2.5 and 3.0 million tons per year, and we project that it has approximately 30 years of remaining life.

If we were required to install the FBR facility at a closed mining complex, we would have accrued for the installation and equipment costs in our selenium water treatment liability because there would be no future cash flows from which to recover the costs of the asset. Closed mining complexes include Jupiter and Remington, among others, as illustrated on supplemental information map No. 3. However, a reclaimed mining area should not be viewed consistently as a closed mining complex because of the inherent connectivity to the other active and future areas of the complex.

Although our response is primarily limited to the Apogee complex, please note that we are no longer building a FBR facility at Hobet Surface Mine No. 22. In December 2011, the U.S. District Court agreed to the substitution of the selenium water treatment technology from FBR to ABMet technology at the Hobet Surface Mine No. 22 outfall. We accounted for the ABMet water treatment technology consistent with the FBR facility due to the nature of the infrastructure of the system.

•
Explain whether the FBR facilities will supplement or replace any of the ZVI facilities for which you had established accruals in the purchase accounting for the acquisition of Magnum Coal Company. The extent to which costs accrued for the ZVI facilities relate to outfalls where you now intend to install the FBR facilities should be clear; describe any measures taken to avoid accruing duplicative costs.

Response:  The Apogee FBR facility will replace the ZVI water treatment tanks at three of the outfalls for which we had established accruals in purchase accounting. We reversed the ZVI future estimated operating costs related to these three Apogee outfalls in September 2010 when we recorded the liability for the future operating costs of the Apogee FBR facility.  No reversal was made for the installation and equipment costs related to ZVI at these outfalls as installation of the ZVI tanks had occurred prior to the September 2010 court ruling. In our purchase accounting accrual for selenium water treatment obligations, each outfall is accounted for individually to avoid any potential duplicative cost being recorded.

•
Explain your rationale for accruing the estimated costs of constructing and operating the ZVI facilities in your purchase accounting and explain how your view of accounting for the estimated costs of building and operating the FBR facilities does not represent an inconsistent approach.

Response:  While both selenium water treatment solutions extend the life of the complex and are designed to address past, current and future selenium violations, it is appropriate to capitalize the costs of constructing the FBR water treatment facility because it will have significantly more infrastructure than the ZVI tank-based system contemplated in the purchase accounting accrual.

Per the design, the FBR facility will include a building that houses certain water processing equipment, a control room and an on-site laboratory. In order to function properly, the temperature of the water pumped into the FBR treatment facility will be required to be regulated. To achieve this temperature control, an onsite boiler and heat exchanger will be installed and housed in a separate building. In addition, the FBR facility will include large steel tanks and other infrastructure that is designed to have a long lifespan. The FBR facility and all of the related equipment will fill an area approximately 670 feet in length and approximately 190 feet wide. See supplemental information No. 1 for an engineering rendering of the FBR facility. The FBR facility is expected to have a useful life well beyond our current capitalization policy threshold and supports our ability to maintain existing permits and obtain new permits, generally providing the ability to continue mining the remaining 80 million tons of coal at the Apogee mining complex.

Comparatively, the ZVI tanks are plastic tanks similar to those we use to store and dispense conventional water treatment chemicals such as flocculent and caustic. These tanks are commonly used at water discharge locations at mining sites and require replacement on a short-term basis. The tanks were not constructed to withstand significant water flow over multiple years. As a result, these tanks, whether used for ZVI or other mining applications, do not meet the requirements within our accounting policy for capitalization. See supplemental information No. 2 for a photograph of an example of the plastic tanks used for ZVI-based water treatment.

In purchase accounting, we accrued the cost of installation and future operating costs of the ZVI tank-based system as it existed at that time. The installation and equipment costs were accrued in purchase accounting because the nature of the ZVI technology did not support capitalization under our accounting policies. In September 2010, the installation and equipment costs of the FBR facility were not accrued because the FBR facility met our policy guidelines as a capitalizable asset and complied with the requirements of ASC 410-30-25-18 (as cited in our previous response letter). The future estimated ongoing operating costs of both the FBR facilities and the ZVI water treatment tanks were recorded at the time the liability was incurred, which was the date that purchase accounting was recorded for ZVI and the third quarter of 2010 for the Apogee FBR facility.

Based on the facts above, we do not believe we have applied an inconsistent approach in accounting for ZVI water treatment tanks and the FBR water treatment facility. Further, we believe it would generally be inconsistent with capitalization practices to expense “up front” the costs of constructing an asset or facility expected to last approximately 30 years and benefit the future operations of an enterprise.

•
Describe the extent to which the FBR and ZVI facilities are expected to treat water from outfalls related to overburden or mining materials added from current and future operations.  Submit a property map showing the various locations of past and present mining operations, the valley fills and outfalls [created and associated with each phase of mining operations,] and the locations planned for the FBR and ZVI facilities.

Response:  Please refer to the submitted maps. On supplemental information map Nos. 4B, 5B, 6B, 7 and 8, the brown areas represent current surface mining. The pink/purple areas represent permitted areas where the surface mined tons have been extracted, but not necessarily the tons located beneath these areas that may be extracted via underground mining in the future. However, map Nos. 4B, 5B, 6B, 7 and 8 do not reflect tons controlled by Patriot through ownership or lease that are part of the mining complex and will be mined in the future, including underground tons which may be located directly below the surface area previously mined.  This information is included on supplemental information maps Nos. 4A, 5A and 6A.

As illustrated on the supplemental information map Nos. 4A and 4B, the areas which drain to four of the five affected Apogee outfalls (both where the FBR facility and the ZVI tanks are being installed) are not currently receiving new overburden or mining materials, but they are part of the active mining complex intertwined with areas that have been mined in the past and coal reserves yet to be extracted.  These outfalls were created, and both mining and reclamation of the related area occurred, under permit standards in place prior to the promulgation of selenium discharge standards (2003 and earlier).  These permit standards did not include selenium effluent limits or require special handling of selenium-laden material. Outfall 011 of NPDES Permit WV0099520 continues to receive drainage from portions of the refuse area and an active coal stockpile area near the preparation plant.

Within a mining complex, active and inactive permitted areas are directly adjacent to each other as well as directly adjacent to areas to be permitted in the future and may have subjacent reserves (located directly below) to be extracted using underground mining methods. Therefore, as evidenced by outfall 011 of NPDES Permit WV0099520, inactive mining areas can be utilized by active operations even after the original mining (for which the outfall was created) has ceased.  Outfall 011 of NPDES Permit WV0099520 continues to receive drainage from active operations today. As demonstrated in map No. 4A, the Apogee FBR facility is being constructed near three inactive outfalls, but is also centrally located near active and potential, future operations.

The water from rain and snow that flows down the mountain contour to the creeks and rivers below will flow through the selenium-treated areas irrespective of whether or not that specific area is active or not and may flow through several different areas as it makes its way down the mountain side. Due to the topography of the area and the proximity of inactive, active and future operations, it is not practical for accounting purposes to associate water flows occurring within the complex with only a subset of the overall complex.

As previously mentioned, the WVDEP began including selenium limits in NPDES Permits in 2003, providing companies time to come into compliance over the term of those permits with full compliance expected beginning in 2006. Magnum did not bring its outfalls into compliance during the compliance schedule period. Apogee was sued in July 2007 for failure to meet its permit limits.

On a prospective basis, Magnum (and, subsequently, Patriot) changed its material handling of selenium-laden rock as required by its permits, whereby identified selenium-laden material is isolated and segregated from flowing water, thereby reducing the potential to create new selenium treatment liabilities.  However, this material handling plan was only used for new outfalls. For the existing permits with compliance schedule periods, the selenium-bearing material that was already placed within the area draining to the outfalls was not addressed, and therefore as that material is exposed to water (today and in the future) it leaches selenium and causes the permit limits violations.  Patriot acquired Magnum, including these selenium water treatment liabilities, on July 23, 2008.

As discussed above, both the federal Surface Mining Control and Reclamation Act and the West Virginia Surface Coal Mining and Reclamation Act and their implementation regulations establish a system whereby operators and those who control those operators can be prevented from continuing to mine, renewing existing permits, or obtaining new permits.

If we fail to comply with applicable selenium water treatment requirements, our permit could be revoked. If the permit were to be revoked, we could not mine under it and the revocation could jeopardize our ability to renew other permits or receive new permits. The installation of selenium water treatment addresses outfalls with discharge exceedances that were created prior to the change in the discharge limits, as well as allows our current operations to continue to operate. Our efforts to comply with applicable regulations are required for us to continue to mine the approximately 80 million tons of proven and probable coal reserves at the Apogee mining complex.

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Identify the specific sources of cash inflows which you have relied upon in determining that the costs of building the two FBR facilities will be recoverable in the future (to support your view of capitalizing such costs) and describe how the overburden associated with the outfalls where such facilities will be built is related to the coal that will be sold to produce these future cash inflows.

Response:  The sources of cash inflow that support capitalizing the FBR facility result from the approximately 80 million tons of assigned proven and probable coal reserves at our Apogee mining complex.  As mentioned above, the Apogee complex mines between 2.5 and 3.0 million tons per year, and we project that it has approximately 30 years of remaining life.  The mining complex has its own shared facilities and infrastructure supporting the operations including a coal preparation plant, offices, impoundments, and mining equipment. At this complex, coal is currently mined from the Kittanning, Stockton and Coalburg seams using truck-and-shovel surface mining methods. Additionally, we currently have identified nine future mining areas at the Apogee mining complex that are anticipated to begin production from 2013 through 2023. These are a mixture of surface and underground operations and are projected to mine approximately 40 million tons during the next 17 years.  Four of the sites have received mining permits from WVDEP, although some may be awaiting NPDES permits or other permits before beginning to operate. The remaining five permits are in various stages of the permit process. We have yet to develop detailed plans for the remainder of the 80 million assigned proven and probable tons.

At this time, there is no overburden being placed in the area draining into the outfalls where the FBR facility is being built. However, as evidenced by outfall 011 of NPDES Permit WV0099520, inactive mining areas can be utilized by active operations even after the original mining (for which the outfall was created) has ceased.  Outfall 011 of NPDES Permit WV0099520 continues to receive drainage from portions of the refuse area and an active coal stockpile area near the preparation plant.  The Apogee FBR facility is being constructed near three inactive outfalls but is also centrally located near active and potential, future operations (refer to map No. 4A).

The water from rain and snow that flows down the mountain contour to the creeks and rivers below will flow through the selenium-treated areas irrespective of whether or not that specific area is active or not and may flow through several different areas as it makes its way down the mountain side. Due to the topography of the area and the proximity of inactive, active and future operations, it is not practical for accounting purposes to associate water flows occurring within the complex with only a subset of the overall complex. Thus, we look to the life of the entire mining complex to dictate the recovery period of the Apogee FBR assets. Similarly, we would not associate roads, power lines and other infrastructure assets which cross through inactive, active and future areas of the mining complex with only one permitted area for accounting purposes. It is not until mining has ceased in the entire complex that the overall infrastructure assets would need to be fully recovered (or when the individual infrastructure asset reaches the end of its useful life).

As discussed previously, we view these FBR assets as shared infrastructure recoverable from the mining complex’s full coal reserve body (approximately 80 million tons to be mined over the next 30 years), as we cannot maintain compliance with the necessary mine permits, which are required in order to operate the complex, without the FBR water treatment assets.

We have many other infrastructure type assets that are recoverable over the life of the coal reserves located at the Apogee mining complex including power and water lines; ponds and refuse impoundments; and roads. These assets are required to support the entire complex, not just a particular section of the complex. We view this FBR water treatment facility as similar to these infrastructure-type assets from a recoverability perspective.

•
If your assessment of the recoverability of the FBR facilities depends upon cash inflows from future mining operations, please submit details of all projects or phases which have been independently approved, beginning with the area which contributed to the overburden in the related outfalls.  In this regard, we would like to understand the extent to which you regard the future cash inflows as pertaining to a single ore body or multiple ore bodies with shared facilities.

Response:  Our assessment of the recoverability of the FBR facility depends on the future mining operations within the Apogee mining complex which it supports. We consider the future cash inflows as pertaining to multiple coal seams with shared facilities.  A seam would be the coal mining equivalent to an ore body.  Depending upon the area, there can be multiple coal seams located under the same plot of surface land.  See supplemental information No. 9 which illustrates a vertical view of the different coal seams located in West Virginia. These seams could be mined using surface or underground mining methods depending on, among other things, the proximity to the surface, the contours of the hills or mountains, the topography of the land at each location, the properties of the overburden and the thickness of the coal seam. The outfalls with selenium discharge limits were primarily created at the time the highest coal seam was surface mined.  However, underground mining methods may be utilized in the future to mine coal seams with proven and probable reserves we control under the very same area of surface land.

There are approximately 80 million tons of assigned proven and probable coal reserves at our Apogee mining complex. Currently, we are anticipating production from this mining complex of approximately 2.4 million tons in 2012 from three active mining areas. Currently, coal is mined from the Kittanning, Stockton and Coalburg seams using the truck-and-shovel surface mining method; however, the complex has several million tons which will be mined using underground mining methods in the future. The Apogee mining complex has its own shared facilities and infrastructure supporting its operations including a coal preparation plant, offices, mining equipment, etc. Our permits require that we do not exceed the selenium discharge limits. If we do not comply with the standard, we are in violation of our permits and could lose our ability to run our current and future operations and consequently will not realize the benefit of the coal reserves.

Apogee and its predecessors began large-scale surface mining at the Apogee mining complex in the 1980s. Mining began in the area draining to outfall 001 at WVDES Permit WV1013599 in 1987 and in the area draining to outfall 011 at NPDES Permit WV0099520 in 1988 when these outfalls were created, respectively. Surface mining was completed in these areas by 2001 and reclamation of these mining activities was completed by 2005. Surface mining in the area of the three other affected outfalls began in 1994. The outfalls were created from 1993 to 1998. Surface mining and reclamation in this area was also completed at this site by 2005. As discussed above, the areas draining to the three Apogee outfalls where the FBR facility is being built are not receiving any new overburden at this time. We view these assets as supporting the mining complex and recoverable from the cash flows of the entire mining complex, as without it, we can not run our current or future mining operations including recovering the coal reserves adjacent and subjacent to these previously mined sites.

On an annual basis, we perform strategic planning for the next five years. In that process, we develop and update mine plans for the entire life of each mining complex.  We apply for permits several years before they are required in order to allow for continuous mining.  In general, we operate under the assumption that we will receive permits for our mining operations, but the timing of permit approval is uncertain and depends on the size of the area requested to be mined and other details. This practice is consistent throughout the coal mining industry.

We currently have identified nine future mining areas at the Apogee mining complex that are anticipated to begin production from 2013 through 2023. These are a mixture of surface and underground operations and are projected to mine approximately 40 million tons during the next 17 years.  Four of the sites have received mining permits from WVDEP, although some may be awaiting NPDES permits or other permits before beginning to operate. The remaining five permits are in various stages of the permit process. We have yet to develop detailed plans for the remainder of the 80 million assigned proven and probable tons.

Although our response is limited to the five affected outfalls at the Apogee mining complex, at the time of the Magnum acquisition, various outfalls across the acquired operations had been tested for selenium discharges. Of the outfalls tested, 88 were identified as potential sites of selenium discharge limit exceedances, of which 78 were identified as having known exceedances. The estimated liability recorded at fair value in the Magnum purchase accounting took into consideration the 78 outfalls with known exceedances at the acquisition date, which included the five outfalls at Apogee mining complex.  The future cash flows for the outfalls located at mining complexes other than Apogee will result from coal to be mined at each respective complex. If we do not comply with the standard at any of the affected complexes, we will be in violation of our permits and could lose our ability to run our current and future operations and recover our coal reserve assets at each of those complexes.

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Clarify the extent to which the selenium discharge issues are attributable to mining operations which were not consistent with mining plans that were developed by management and considered appropriate and compliant with the conditions of the permits at the time the operations were conducted so that we may better understand your view of these problems as arising from improper use.

Response:  In general, the Magnum mining operations were consistent with its mine plans up until the WQS changed.  In 2003, “monitor and report only” requirements went into effect for certain existing discharges. While Magnum complied with the reporting requirements, its selenium discharge levels were greater than the discharge limits as promulgated by the WVDEP, and Magnum did not take the necessary steps to address the exceedances during the compliance schedule period. Upon renewal of Apogee’s NPDES Permit WV0099520 in 2006, immediate compliance with the selenium discharge limits was required.

In general, mining at the Apogee complex was conducted consistent with the mine plans and permits at the time they were created and in effect. However, the permit requirements changed as discussed above and no actions were taken that successfully addressed the new selenium permit limits as required by its revised permits (i.e. improper use). Apogee was not compliant with the conditions of certain permits at the time Patriot acquired Magnum in July 2008.

Magnum was in violation of its permits and the law under permit renewals beginning in 2006, when immediate compliance was required (after the compliance schedule period). In July 2007, Apogee was sued and subsequently was ordered to install a FBR facility to address the selenium exceedances at certain outfalls.

The examples in Cases C & E of ASC 410-30-55 (as cited in our previous response letter) illustrate similar situations to ours where the environmental laws changed after the time an operation was developed.  We believe our accounting is consistent with those examples; we are attempting to treat an environmental contamination that resulted from past operations but continues to greatly impact our current and future operations.

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Submit a timeline chart showing the various mining phases and creations of outfalls associated with the selenium discharge issues and the applicable regulations and changes in regulations pertaining to selenium discharge. Indicate the periods during which you believe mining operations either complied or did not comply with such regulations or related provisions within the mining permits.

Response:  Itemized below is a detailed history of selenium discharge standards and their impact.

Date	Applicable Regulations and Changes in Regulations	Company Actions and Receipt of Permits and Renewals
1982		Mining begins at Apogee complex (primarily underground mining).
1985		Apogee’s predecessor company received NPDES permit WV0099520 for surface mining.
1987	The EPA promulgated an aquatic life WQS for “total recoverable selenium” limits of 4.7 micrograms per liter (µg/l) as a chronic value and 20 µg/l as an acute value.
1987-1988		Surface mining begins at NPDES Permit WV0099520 in the areas which drain to outfalls 001 and 011.
1992	The WVDEP adopted the EPA selenium water quality standard.
1992-2003	Selenium was not included as a parameter of concern in NPDES limits for coal mining activities in West Virginia.
1994		Apogee’s predecessor company received NPDES Permit WV1013599 for surface mining.
1994-1998		Surface mining begins at NPDES Permit WV1013599 in areas which drain to outfalls 001, 002 and 003.
2001		Mining completed at NPDES Permit WV0099520 in areas which drain to outfalls 001 and 011.
2003		Mining completed at NPDES Permit WV1013599 in areas which drain to outfalls 001, 002 and 003.
2003
The WVDEP began including selenium limits in NPDES permits that had a reasonable potential to discharge selenium at concentrations that would violate the WQS. For new discharges, immediate end-of-pipe limits of 4.7 µg/l monthly average and 8.2 µg/l daily maximum were assigned.  For existing discharges, “monitor and report only” limits were assigned upon permit renewal and a compliance schedule period was included in order to provide time to bring any noncompliant discharges into compliance. The term of each compliance schedule period was generally assigned to extend until the next permit renewal date. As these compliance schedule periods expired, end-of-pipe limits became effective.

Magnum complied with the “monitor and report” requirements but did not take action to install selenium water treatment technology or otherwise remediate the exceedances.

Treatment plans were submitted for all permits pursuant to the conditions of the permit compliance schedules.

2006
Magnum’s efforts to comply with the selenium discharge limits included initial efforts conducted with the West Virginia Water Research Institute (WVWRI). These efforts led to a demonstration project of ZVI technology that was operated from March 2007 to February 2008 at one of Magnum’s outfalls.  The ZVI-based approach was proposed by Dr. Paul Ziemkiewcz (West Virginia University and WVWRI) and Dr. Raymond Lovett (ShipShaper, LLP).  The demonstration project results indicated that ZVI water treatment did reduce selenium concentration levels.

2006		Apogee begins construction of coal refuse area on top of reclaimed area at NPDES Permit WV0099520. This area drains primarily to outfall 011 with a smaller component draining to outfall 001.
May 2006		NPDES Permit WV0099520 was renewed with a compliance schedule requiring monitoring of selenium and actions leading to compliance within three years. Compliance date later extended to April 5, 2010.
August 2006
NPDES Permit WV1013599 was renewed and the WVDEP included immediate compliance with selenium discharge limits.

Apogee has not yet achieved compliance with selenium discharge limits for NPDES Permit WV1013599 outfalls 001, 002 and 003.

July 2007
Initial selenium lawsuit was filed in the U.S. District Court for the Southern District of West Virginia by the Ohio Valley Environmental Coalition, Inc. and another environmental group (pursuant to the citizen suit provisions of the Clean Water Act) alleging violation of selenium water discharge limits.

November 2007	The WVDEP issued a Selenium Implementation Guidance policy.
January 2008
A second ZVI pilot project was initiated at another outfall.  The purpose of the second pilot project was to vary density of the ZVI medium and flow rates in order to optimize treatment design.  The results indicated that increasing the density of the medium improved the removal efficiency.

July 2008	Patriot acquired Magnum and assumed the selenium water treatment liabilities, which included several in-process lawsuits and claims for past violations.
August and September 2008	Initial ZVI treatment systems were installed at two outfalls.
June 2009
Purchase accounting for the Magnum acquisition was finalized for the June 30, 2009 Form 10-Q filing. We estimated the costs to treat our selenium discharges in excess of allowable limits at the Magnum acquisition date. This liability was recorded in the purchase accounting for the Magnum acquisition and included the estimated costs of installing and maintaining ZVI water treatment technology, which was the most promising methodology at the time based on our testing results. At the time we recorded this liability, it reflected the estimated total costs of the planned ZVI water treatment installations.

Early 2010	A FBR pilot project was initiated.
September 2010	The U.S. District Court ordered Apogee to install a FBR water treatment facility for NPDES Permit WV1013599 outfalls 001, 002 and 003.
Late 2010, Early 2011	A follow-on FBR pilot project and ZVI and Ion Exchange pilot projects were conducted.

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Tell us the extent to which the coal related to the overburden associated with the outfalls where the FBR facilities will be built had been mined prior to your acquisition.  Also, quantify any acquisition costs attributable to such areas, any stripping costs incurred subsequently, and the total costs and composition of such costs associated with these areas which remain unamortized in your accounts.

Response:  The surface mining areas associated with Apogee outfalls where we are required to build the FBR facility were mostly reclaimed by 2006, except for meeting selenium WQS. Most of the outfalls included in our purchase accounting accrual (both where the FBR facility and the ZVI tanks are being installed) are not receiving new overburden or mining materials from current operations at this time, but they are an integral part of an active mining complex. Additionally, within a mining complex, active and inactive permitted areas are directly adjacent to each other as well as directly adjacent to areas to be permitted in the future and may have subjacent  reserves (located directly below) to be extracted using underground mining methods.  Therefore, as evidenced by outfall 011 of NPDES Permit WV0099520, inactive mining areas can be utilized by active operations even after the original mining (for which the outfall was created) has ceased.  Outfall 011 of NPDES Permit WV0099520 continues to receive drainage from active operations today. As demonstrated by map No. 4A, the Apogee FBR facility is being constructed near three inactive outfalls but is also centrally located near active and potential, future operations.

The water from rain and snow that flows down the mountain contour to the creeks and rivers below will flow through the selenium-treated areas irrespective of whether or not that specific area is active or not and may flow through several different areas as it makes its way down the mountain side. Due to the topography of the area and the proximity of inactive, active and future operations, it is not practical for accounting purposes to associate water flows occurring within the complex with only a subset of the overall complex. Thus, we look to the life of the entire mining complex to dictate the recovery period of the Apogee FBR assets. Similarly, we would not associate roads, power lines and other infrastructure assets which cross through inactive, active and future operations of the mining complex with only one permitted area for accounting purposes. It is not until mining has ceased in the entire complex that the overall infrastructure assets would need to be fully recovered (or when the individual infrastructure asset reaches the end of its useful life).

As far as acquisition costs, we continue to depreciate roads and certain other infrastructure assets over the full life of the applicable mining complex. We acquired Magnum on July 23, 2008.  No stripping costs were capitalized in purchase accounting, and subsequent stripping costs are expensed as incurred.

Conclusion

The following four paragraphs summarize certain key points discussed above related to our accounting for the costs of installing and operating selenium water treatment technology.

“Improper use.” The selenium water treatment liability resulted from the “improper use” of certain permitted outfalls with new selenium discharge limits at our acquired surface mining operations. In general, the mining was conducted consistent with the mine plans and permits at the time they were created and in effect. However, the permit requirements changed and no actions were taken that successfully addressed the new selenium permit limits as required by its revised permits (i.e., improper use). Magnum was not compliant with the conditions of certain permits at the date of acquisition, July 23, 2008.

Timing of events. On a prospective basis, Magnum (and, subsequently, Patriot) have changed its material handling of selenium-laden rock as required by its permits, whereby identified selenium-laden material is isolated and segregated from flowing water, thereby reducing the potential to create new selenium treatment liabilities. However, for the existing outfalls created under legacy permits, the selenium-bearing material that was already placed within the area draining to the outfalls was not addressed, and therefore as that material is exposed to water (presently and in the future) it leaches selenium and causes permit limit violations. If these violations are not addressed, our permit could be revoked or we could be prevented from obtaining future permits and could lose our ability to run our current and future operations.

FBR versus ZVI technology. While both FBR and ZVI selenium water treatment solutions extend the life of the complex and are designed to address past and future selenium violations, it is appropriate to capitalize the costs of constructing the FBR water treatment facility because it will have significantly more infrastructure than the ZVI tank-based system contemplated in the purchase accounting accrual.  In September 2010, the installation and equipment of the FBR facility were not accrued because the FBR facility met our policy guidelines as a capitalizable asset and complied with the requirements of ASC 410-30-25-18 (as cited in our previous response letter). The ZVI installation and equipment costs were accrued in purchase accounting because the nature of the equipment did not support capitalization under our accounting policies.

Recoverability. The FBR facility is required infrastructure for the mining complex, and we are recovering the cost to build the asset over the time we will mine coal at the Apogee complex. The Apogee mining complex includes approximately 80 million tons of assigned proven and probable coal reserves.  The complex mines between 2.5 and 3.0 million tons per year, and we project that it has approximately 30 years of remaining life. We view the FBR assets as shared infrastructure recoverable from the mining complex’s full coal reserve body.

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In connection with responding to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (314) 275-3682.

Sincerely, Patriot Coal Corporation

/s/ Christopher K. Knibb
Christopher K. Knibb Vice President – Controller and Chief Accounting Officer

cc:	John Cannarella, United States Securities and Exchange Commission, Division of Corporation Finance
Michael Fay, United States Securities and Exchange Commission, Division of Corporation Finance

Richard M. Whiting, Patriot Coal Corporation
Mark N. Schroeder, Patriot Coal Corporation
Katy Winkelmann, Patriot Coal Corporation
Megan Krasnicki, Patriot Coal Corporation